EXHIBIT 99.1

Interior Health selects Hut 8 as data centre partner for co-location high performance computing services

Services will be delivered at Hut 8's flagship Kelowna data centre over five years

TORONTO, June 14, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company"), innovation-focused high performance computing infrastructure provider, has signed an agreement with Interior Health, trusted health authority that delivers public health, hospital care, long-term care, community-based and primary health care services to people across southern British Columbia, to support their operations by delivering safe, secure, and reliable colocation services from the company's flagship Kelowna data centre through 2028.

"We've been investing in our high-performance computing business, as well as in our customers, and are proud to expand our services further into the health sector," said Josh Rayner, VP of High Performance Computing at Hut 8. "We are honoured to have been chosen as Interior Health's trusted high performance computing infrastructure provider."

With five data centres located in B.C. and Ontario, Hut 8 delivers colocation, public and private cloud, and managed services to government, private-sector, and non-profit organizations across a variety of industries including finance, gaming, technology, AI, and more.

"We look forward to partnering with Hut 8 as our new hosting facility and infrastructure provider," said Mark Braidwood, executive director technology at Interior Health. "In an increasingly interconnected world, businesses are demanding more reliable, secure, and scalable hosting options to ensure optimal performance and uninterrupted operations."

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and predominantly emission-free sources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

About Interior Health

For over 20 years, Interior Health has been providing a range of integrated health services for more than 843,000 people living in the southern Interior of British Columbia. Interior Health's programs and services span the continuum of care including public health, community health services, hospital care, and long-term care. Interior Health is committed to working together for the health and well-being of all, inspired by innovation and partnership. By working together with the Ministry of Health and Ministry of Mental Health and Addictions, as well as health organizations, communities and leaders, we deliver services and solutions that make a positive difference in the lives of everyone in the region – all 215,000 square kilometres located on the ancestral, unceded, and traditional territories of the seven Interior Region First Nations: Dãkelh Dené, St'át'imc, Syilx, Tŝilhqot'in, Ktunaxa, Secwépemc, and Nlaka'pamux Nations. Interior Health also acknowledges Métis Nation BC, the 15 Chartered Métis Communities within the Interior, and the continued connection to this land.

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SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2023/14/c1780.html

%CIK: 0001731805

For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8.io; Hut 8 Media Relations: Erin Dermer, erin.dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 14-JUN-23